

EXHIBIT NO. 99.1 TO SCHEDULE 13G

JOINT FILING AGREEMENT

May 14, 2025

ROCKEFELLER CAPITAL MANAGEMENT L.P. and ROCKEFELLER FINANCIAL LLC hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.

ROCKEFELLER CAPITAL MANAGEMENT L.P.

BY: /s/ DocuSigned by: 503A629E7980476... 5/15/2025

WILLIAM FENRICH /Authorized Signatory, Rockefeller Capital Management L.P.

ROCKEFELLER FINANCIAL LLC

BY: /s/ DocuSigned by: 4DF7895A69444D3... 5/15/2025

RIZWAN M. MIRZA /Authorized Signatory, Rockefeller Financial LLC

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).